Exhibit 99.28

CRESCO LABS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

CRESCO LABS INC.

TO BE HELD ON JUNE 29, 2020

DATED JUNE 3, 2020

CRESCO LABS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 29, 2020

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of Subordinate Voting Shares, Proportionate Voting Shares and Super Voting Shares (collectively, the “Voting Shares”) of Cresco Labs Inc. (“Cresco” or the “Corporation”) will be held at Aon Center, Randolph Training Room, 200 East Randolph St., Suite 5100, Chicago, Illinois at 10:00 a.m. (Central Daylight Time) on June 29, 2020 and will be available by teleconference toll free within North America at 1.800.901.0218 and outside of North America at 1.719.234.0223, Meeting ID: 499 321 5764. The Meeting will be held for the following purposes:

1.	to receive and consider the Corporation’s financial statements for the years ended December 31, 2019 and 2018, together with the auditor’s report thereon (collectively, the “Financial Statements”);

2.	to set the number of directors of the Corporation at ten, subject to permitted increases under the articles of the Corporation or otherwise;

3.	to elect the directors of the Corporation to serve until the next annual meeting of Shareholders or until their successors are elected or appointed;

4.	to appoint Marcum LLP as independent auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the directors to fix the remuneration thereof;

5.

to consider and, if deemed advisable, to pass a special resolution to amend the authorized share structure and articles of the Corporation by creating a new class of Special Subordinate Voting Shares and to vary the special rights and restrictions attached to the Subordinate Voting Shares, Proportionate Voting Shares and Super Voting Shares to reflect the creation of the Special Subordinate Voting Shares; and

6.	to transact any other business as may properly be brought before the Meeting or any adjournment(s) or postponement thereof.

The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Annual and Special Meeting (the “Information Circular”).

The record date for determination of the Shareholders entitled to receive notice of and to vote at the Meeting is May 11, 2020 (the “Record Date”). All Shareholders of record as at the close of business on the Record Date are entitled to attend, participate and vote at the Meeting or by proxy.

Due to the ongoing concerns related to the spread of the coronavirus (COVID-19) and in order to protect the health and safety of Shareholders, employees, other stakeholders and the community, Shareholders are strongly encouraged to listen to the Meeting via teleconference instead of attending the Meeting in person and to vote on the matters before the Meeting by proxy, appointing the person designated by management in the proxy form or voting instruction form.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. In order to be valid and acted upon at the Meeting, completed proxies or votes must be received by Odyssey Trust Company by 10:00 a.m. (Central Daylight Time) on June 25, 2020 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting. A person appointed as proxyholder need not be a Shareholder. See the Information Circular for further instructions.

Shareholders should follow the instructions on the forms they receive and if they have any questions contact their intermediaries or Odyssey Trust Company, the Corporation’s transfer agent, toll free within North America at 1.800.517.4553, outside of North America at 1.587.885.0960 or by e-mail at proxy@odysseytrust.com.

We ask that Shareholders also review and follow the instructions of any regional health authorities of the State of Illinois, including the City of Chicago and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of the United States or Canada within the 14 days immediately prior to the Meeting. All Shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in the Information Circular accompanying this Notice.

The Corporation reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak and in order to ensure compliance with federal, state and local laws and orders, including without limitation: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of the United States or Canada within the 14 days immediately prior to the Meeting; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Corporation will announce any and all of these changes by way of news release, which will be filed under the Corporation’s profile on SEDAR at www.sedar.com as well as on our Corporation website at www.crescolabs.com. We strongly recommend you check the Corporation’s website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Corporation will not prepare or mail amended materials in respect of the Meeting.

This Information Circular will be available on Cresco’s website at www.investors.crescolabs.com as of June 3, 2020 and will remain on the website for one full year thereafter. This Notice, the Financial Statements, the form of proxy and the Information Circular will also be available on SEDAR at www.sedar.com.

DATED as of the 3rd day of June, 2020.

Yours truly,

(signed) “Thomas J. Manning”
Thomas J. Manning
Executive Chairman of the Board

ii

CRESCO LABS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 29, 2020

MANAGEMENT INFORMATION CIRCULAR

GENERAL

This management information circular (the “Circular”) is furnished to holders (“Shareholders”) of Subordinate Voting Shares, Proportionate Voting Shares and Super Voting Shares (collectively, the “Voting Shares”) of Cresco Labs Inc. (the “Corporation” or “Cresco”) in connection with the solicitation of proxies by the management of the Corporation for use at the annual and special meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting (the “Notice of Meeting”). The Meeting is scheduled to be held on June 29, 2020 at 10:00 a.m. (Central Daylight Time), at Aon Center, Randolph Training Room, 200 East Randolph St., Suite 5100, Chicago, Illinois and will be available by teleconference toll free within North America at 1.800.901.0218 and outside of North America at 1.719.234.0223, Meeting ID: 499 321 5764.

The information contained herein is given as of June 3, 2020, except where otherwise indicated.

If you hold Voting Shares through a broker, investment dealer, bank, trust company, nominee or other intermediary (collectively, an “Intermediary”), you should contact your Intermediary for instructions and assistance in voting the Voting Shares that you beneficially own.

This solicitation is made on behalf of management of the Corporation. The costs incurred in the preparation of both the form of proxy and this Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.

Due to the ongoing concerns related to the spread of the coronavirus (COVID-19) and in order to protect the health and safety of Shareholders, employees, other stakeholders and the community and to comply with the procedures imposed by both federal, state and local governments, Shareholders are strongly encouraged to listen to the Meeting via teleconference instead of attending the Meeting in person and to vote on the matters before the Meeting by proxy, appointing the Management Designees (as defined below) named in the accompanying proxy form or voting instruction form in order to limit the number of attendees in person.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Please read this Circular carefully to obtain information about how you may participate at the Meeting either in person or through the use of proxies.

PROXY RELATED INFORMATION

Attendance and Voting

Only registered Shareholders, or the persons they appoint as their proxies, are permitted to attend, speak and vote on all matters that may properly be voted upon at the Meeting.

Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Beneficial Shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your Intermediary. See “Appointment of Third Party as Proxy.”

All references to Shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders of record, unless specifically stated otherwise.

While as of the date of this Circular, the Corporation intends to hold the Meeting in physical face to face format, we are continuously monitoring the current coronavirus (COVID-19) outbreak. In light of the rapidly evolving news and guidelines related to COVID-19, we ask that, in considering whether to attend the Meeting in person, Shareholders follow the instructions of any regional health authorities of the State of Illinois, including the City of Chicago and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of the United States or Canada within the 14 days immediately prior to the Meeting. All Shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in the Circular.

The Corporation reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak and in order to ensure compliance with federal, state and local laws and orders, including without limitation: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of the United States or Canada within the 14 days immediately prior to the Meeting; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Corporation will announce any and all of these changes by way of news release, which will be filed under the Corporation’s profile on SEDAR at www.sedar.com as well as on our Corporation website at www.crescolabs.com. We strongly recommend you check the Corporation’s website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Corporation will not prepare or mail amended materials in respect of the Meeting.

The Meeting will be available via teleconference and all Shareholders are urged to listen to the Meeting as follows:

To join the Meeting via teleconference, please dial: 1.800.901.0218, within North America, 1.719.234.0223 outside North America and when prompted by the telephone system, enter the Meeting ID: 499 321 5764.

Please note that you will not be able to vote via teleconference. If you intend to listen to the Meeting via teleconference you must vote on the matters prior to the Meeting. Votes must be received by Odyssey Trust Company (“Odyssey”) no later than 10:00 a.m. (Central Daylight Time) on June 25, 2020 (the “Proxy Deadline”) or no later than forty-eight (48) hours (excluding Saturdays, Sundays or statutory holidays in the Province of British Columbia) before any adjournment or postponement of the Meeting.

Appointment of Third Party as Proxy

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation and each is a management designee (collectively, the “Management Designees”). Management Designees will vote IN FAVOUR of each of the matters specified in the Notice of Meeting and all other matters proposed by management at the Meeting. Each Shareholder submitting a proxy has the right to appoint a person, who need not be a Shareholder (a “third party proxyholder”), to represent, attend, participate or vote at the Meeting on such Shareholder’s behalf, other than the Management Designees. A Shareholder may exercise this right by completing the steps set forth below and depositing the completed proxy to Odyssey prior to the Proxy Deadline.

The following applies to Shareholders who wish to appoint a person other than the Management Designees (including someone who is not a Shareholder) set forth in the form of proxy or voting instruction form as proxyholder, including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. If you are a Beneficial Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

If you are a Beneficial Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

Legal Proxy – U.S. Beneficial Shareholders

If you are a Beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Odyssey prior to the Proxy Deadline.

Refusal of Proxy

The Corporation may refuse to recognize any instrument of proxy received later than the Proxy Deadline.

Revocability of Proxy

A Shareholder who has given a proxy has the power to revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it to the place noted above prior to the Proxy Deadline;

(b)

signing and dating a written notice of revocation and delivering it to Odyssey, or by transmitting a revocation by telephonic or electronic means, to Odyssey, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof; or

(c)	attending the Meeting or any adjournment or postponement of the Meeting and registering with the scrutineer as a shareholder present.

Advice to Beneficial Holders of Voting Shares

The information in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold their Voting Shares in their own name. Shareholders who do not hold their Voting Shares in their own name, referred to in this Circular as “Beneficial Shareholders,” are advised that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Voting Shares can be recognized and acted upon at the Meeting. If Voting Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Voting Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Voting Shares will more likely be registered under the name of CDS & Co. (the registration name for CDS is Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Existing regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Voting Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its Intermediary (or the agent of the Intermediary) is substantially similar to the form of proxy provided directly to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the Intermediary or agent of the Intermediary) how to vote on behalf of the Beneficial Shareholder. The vast majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Voting Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Voting Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Voting Shares voted. If you have any questions regarding the voting of Voting Shares held through an Intermediary, please contact that Intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting, Voting Shares registered in the name of an Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Voting Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Voting Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their Intermediary (or the Intermediary’s agent) in accordance with the instructions provided by such Intermediary.

For purposes of applicable securities regulatory policies relating to the dissemination of proxy-related materials and other securityholder materials and the request for voting instructions from Beneficial Shareholders, there are two categories of Beneficial Shareholders. Non-objecting Beneficial Shareholders (“NOBOs”) are Beneficial Shareholders who have advised their Intermediary that they do not object to their Intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting Beneficial Shareholders (“OBOs”) are Beneficial Shareholders who have advised their Intermediary that they object to their Intermediary disclosing such ownership information to the Corporation. Cresco will not send its proxy-related materials directly to NOBOs under National Instrument 54-101. Cresco does not intend to pay for Intermediaries to forward the proxy-related materials and the voting instruction form to OBOs under National Instrument 54-101. In the case of an OBO, the OBO will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery.

Exercise of Discretion with Respect to Proxies

The Voting Shares represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions contained in a proxy. In the absence of any such direction, such shares will be voted IN FAVOUR of each of the matters set forth in the Notice of Meeting and in this Circular and all other matters proposed by management at the Meeting.

If any amendment or variation to matters identified in the Notice of Meeting is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Circular, the management of the Corporation is not aware of any amendments or variations or other matters to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Subordinate Voting Shares, of which 158,874,983 are issued and outstanding as of the date of this Circular, an unlimited number of Proportionate Voting Shares, of which 252,994 (which are convertible on a 1:200 basis into 50,598,820 Subordinate Voting Shares) are issued and outstanding as of the date of this Circular, and an unlimited number of Super Voting Shares, of which 500,000 are issued and outstanding as of the date of this Circular.

Voting Rights

Each Subordinate Voting Share is entitled to one vote per Subordinate Voting Share, each Proportionate Voting Share is entitled to one vote in respect of each Subordinate Voting Share into which such Proportionate Voting Share could ultimately then be converted, which is currently equal to 200 votes per Proportionate Voting Share, and each Super Voting Share is currently entitled to 2,000 votes per Super Voting Share on all matters upon which the holders of shares of the Corporation are entitled to vote, in each case as of the Record Date, and holders of Subordinate Voting Shares, Proportionate Voting Shares and Super Voting Shares will vote together on all matters subject to a vote of holders of each of those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law or provided by the articles of the Corporation.

As of the date of this Circular, the Subordinate Voting Shares represent approximately 12.8%, the Proportionate Voting Shares represent approximately 4.2% and the Super Voting Shares represent approximately 83% of the voting rights attached to outstanding Voting Shares of the Corporation.

Subordinate Voting Shares

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. In the event that a take-over bid is made for the Super Voting Shares, the holders of Subordinate Voting Shares will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Subordinate Voting Shares or under any coattail trust or similar agreement. Notwithstanding this, any take-over bid for solely the Super Voting Shares is unlikely, given that by the terms of the investment agreement entered into by the Corporation and the holders of the Super Voting Shares in connection with the issuance of the Super Voting Shares to such holders, upon any sale of Super Voting Shares to an unrelated third party purchaser, such Super Voting Shares will be redeemed by the Corporation for their issue price. Additionally, holders of Subordinate Voting Shares are entitled to convert to Proportionate Voting Shares and tender to any take-over bid made solely to the holders of Proportionate Voting Shares.

Record Date

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof is May 11, 2020 (the “Record Date”). Accordingly, only Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, or any adjournments or postponements thereof.

Principal Holders of Securities

To the best of the knowledge of the Corporation, based on publicly available filings, as of the Record Date, no person or company, owns, or controls or directs, directly or indirectly, Voting Shares carrying 10% or more of the voting rights attached to any class of Voting Shares of the Corporation, except for the following:

Name of Shareholder	Number of Super Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Super Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Number of Proportionate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)(2)(6)		Percentage of Proportionate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)(2)		Number of Subordinate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)(2)	Percentage of Subordinate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)(2)	Percentage of Votes Attaching to All Outstanding Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(3)
Charles Bachtell(4)	100,000	20.0%	4,362	(4)	1.7	%(4)	3,886	<0.1%	16.7%
Joseph Caltabiano	100,000	20.0%	200		<0.1%		0	0%	16.6%
Brian McCormack	100,000	20.0%	0		0%		0	0%	16.6%
Robert M. Sampson	100,000	20.0%	4		<0.1%		0	0%	16.6%
Dominic A. Sergi(5)	100,000	20.0%	0		0%		15,555	<0.1%	16.6%

Note:

(1)	Proportionate Voting Shares convert to Subordinate Voting Shares on a 1:200 basis.
(2)	On an issued and undiluted basis, not giving effect to the conversion or exercise of securities convertible, redeemable or exchangeable into such shares held by such person, as applicable.
(3)

Total voting percentage is based on actual number of votes. The voting percentages differ from beneficial ownership percentages as the Corporation’s Super Voting Shares carry 2,000 votes per Super Voting Share and the Proportionate Voting Shares carry 200 votes per Proportionate Voting Share.

(4)	Owned indirectly through 82.1% ownership in CB2 Initiative LLC.
(5)	Owned indirectly through 50% ownership of Sergi Ventures LLC.
(6)	Excludes holdings of units in Cresco Labs, LLC that are redeemable for Proportionate Voting Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

MATTERS TO BE CONSIDERED AT THE MEETING

To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the Notice of Meeting.

1.	Receiving the Financial Statements

The financial statements of the Corporation for the years ended December 31, 2019 and 2018, together with the auditor’s report thereon (the “Financial Statements”), have been mailed to the Corporation’s registered and Beneficial Shareholders who requested to receive them. The Financial Statements are also available on SEDAR at www.sedar.com. The Financial Statements of the Corporation for the years ended December 31, 2019 and 2018 will be placed before the Meeting.

2.	Number of Directors and Election of Directors

Nominees

At the Meeting, Shareholders will be asked to (i) fix the number of directors of the Corporation at ten, subject to permitted increases under the articles of the Corporation or otherwise; and (ii) elect, on an individual basis, each of the ten nominees of Cresco set forth in the table below (the “Cresco Nominees”) as directors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the articles of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCBCA”) or the Corporation’s articles. Each of the Cresco Nominees has consented to being named in this Circular and to serve as a director, if elected. The present term of office of each current director of the Corporation will expire at the Meeting.

The following table sets forth a brief background regarding the Cresco Nominees. The information contained herein is based upon information furnished by the respective nominees.

Name and Province or State and Country of Residence	Director Since	Principal Occupation for Past Five Years	Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(9)
Charles Bachtell(8) Chicago, IL, United States	November 2018	Chief Executive Officer of the Corporation; formerly Executive Vice President and General Counsel of Guaranteed Rate, a residential mortgage company.	100,000 Super Voting Shares 3,886 Subordinate Voting Shares 4,363 Proportionate Voting Shares

Dominic A. Sergi(2) (6) (8) Glen Ellyn, IL, United States	November 2018	Chief Executive Officer and President of Clear Height Properties, a real estate management and investment company.	100,000 Super Voting Shares 15,555 Subordinate Voting Shares

Brian McCormack(5) (8) Chicago, IL, United States	November 2018	Founder of InnerWorkings, Inc., a marketing execution company.	100,000 Super Voting Shares

Robert M. Sampson(2) (8) Downers Grove, IL, United States	November 2018	Executive Vice President of CrossCountry Mortgage, Inc.; formerly Chief Executive Officer of bemortgage and Chief Operating Officer of Guaranteed Rate, a residential mortgage company.	100,000 Super Voting Shares 4 Proportionate Voting Shares

John R. Walter(6) (8) Naples, FL, United States	November 2018	Chairman of Ashlin Management Company, a consulting firm.	1,177 Proportionate Voting Shares

Gerald F. Corcoran(1)(4) (8) Winnetka, IL, United States	November 2018	Chairman of the Board and Chief Executive Officer of O’Brien & Associates, LLC, a futures brokerage firm.	—

Thomas J. Manning(3)(6) (7)(8) Evanston, IL, United States	November 2018	Executive Chairman of the Board of Directors of the Corporation; formerly Chairman and Chief Executive Officer of Dun and Bradstreet, a data and analytics company.	500 Proportionate Voting Shares

Randy D. Podolsky(4) (8) Lincolnshire, IL, United States	November 2018	Principal of Podolsky Circle CORFAC International (now, Colliers International), a real estate company.	—

Marc Lustig Vancouver, British Columbia, Canada	N/A	Non-Executive Chairman of IM Cannabis Corp. since 2019; Founder, Chairman and Chief Executive Officer of CannaRoyalty Corp. (dba Origin House) since 2016; Head of Capital Markets at Dundee Capital Markets from 2012 to 2014.	2,335,054 Subordinate Voting Shares

Name and Province or State and Country of Residence	Director Since	Principal Occupation for Past Five Years	Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(9)
Michele Roberts New York City, NY, United States	N/A	Executive Director of the National Basketball Players Association since 2014. Previously, Ms. Roberts was an attorney with Skadden, Arps, Slate, Meagher & Flom	—

Notes:

(1)	Chair of the Audit Committee.
(2)	Member of the Audit Committee.
(3)	Chair of the Nominating and Governance Committee.
(4)	Member of the Nominating and Governance Committee.
(5)	Chair of the Compensation Committee.
(6)	Member of the Compensation Committee.
(7)	Chair of the Executive Committee.
(8)	Member of the Executive Committee.
(9)

Information as to personal shareholdings is given to the Corporation’s knowledge based on publicly available sources and excludes any units in Cresco Labs, LLC held by a Cresco Nominee that are redeemable for Proportionate Voting Shares.

The enclosed form(s) of proxy allows the Shareholders to direct proxyholders to vote individually for each of the Cresco Nominees as a director of the Corporation. Unless otherwise directed, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the election of each of the Cresco Nominees as directors of the Corporation.

Cease Trade Orders

To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) are, as at the date of this Circular, and have not been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, while acting in that capacity, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or after ceasing to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.

Bankruptcies

To the knowledge of the Corporation, none of the Cresco Nominees are, and have not within the past 10 years been, a director or executive officer of any company, including the Corporation, that, while acting in such capacity, or within a year of ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold any of the Cresco Nominees assets.

Penalties and Sanctions

To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority nor entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.

3. Appointment of Auditors

On August 22, 2019, the Corporation appointed Marcum LLP as independent auditors of the Corporation. At the Meeting, the Shareholders will be asked to reappoint Marcum LLP as independent auditors of the Corporation to serve until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the appointment of Marcum LLP as independent auditors of the Corporation at remuneration to be fixed by the Board. In order to be effective, the ordinary resolution must be approved by not less than a majority of the votes cast thereon by Shareholders who are present at the Meeting or by proxy.

4. Adoption of Amendment to Articles

The Board proposes to amend the Corporation’s current authorized share structure and articles (the “Existing Articles”) by amending the authorized share structure and articles (the “Amended Articles”) to create a new class of special subordinate voting shares (the “Special Subordinate Voting Shares”) and to vary the special rights and restrictions attached to the Subordinate Voting Shares, Proportionate Voting Shares and Super Voting Shares to reflect the creation of the Special Subordinate Voting Shares.

The Board proposes to issue Special Subordinate Voting Shares to officers of the Corporation who are not resident in the United States from time to time as part of their executive compensation, in order to increase and further align such officers’ interest in the Corporation with that of Shareholders. Further, the issuance of Special Subordinate Voting Shares to such officers will decrease the proportion of the outstanding voting securities of the Corporation that are held by “U.S. persons” for the purposes of determining whether the Corporation is a “foreign private issuer” under United States securities laws.

Amendments in the Amended Articles

Below is a summary of the proposed amendments contained in the Amended Articles, with such summary qualified in its entirety by the Existing Articles, and the Amended Articles, a copy of which is attached hereto as Schedule “B”.

(a)

The Amended Articles contemplate the creation of an unlimited number of Special Subordinate Voting Shares which are convertible under certain circumstances, initially, into 0.00001 of a Subordinate Voting Share.

(b)

The Corporation intends to issue Special Subordinate Voting Shares from time to time to officers of the Corporation who are not resident in the United States as part of their executive compensation in order to increase and further align such officers’ interests in the Corporation with those of the Shareholders. The issuance of Special Subordinate Voting Shares would also decrease the proportion of the outstanding voting securities of the Corporation that are held by “U.S. persons” for purposes of determining whether the Corporation is a “foreign private issuer” under United States securities laws.

(c)

The Special Subordinate Voting Shares shall be entitled to receive notice of and to attend at any meeting of the shareholders of Corporation, except a meeting of which only holders of another particular class or series of shares of the Corporation shall have the right to vote. At such meeting, holders of Special Subordinate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Shares into which such Special Subordinate Voting Shares could ultimately then be converted, which for greater certainty, shall initially be equal to 0.00001 of a vote per Special Subordinate Voting Share.

(d)

The holders of the Special Subordinate Voting Shares shall be entitled to receive dividends as may be granted to holders of the Subordinate Voting Shares or Proportionate Voting Shares, on an as-converted basis, assuming conversion of all Special Subordinate Voting Shares into Subordinate Voting Shares at the Special Conversion Ratio. The initial “Special Conversion Ratio” for shares of Special Subordinate Voting Shares will be 0.00001 Subordinate Voting Shares, subject to certain adjustments. No dividends will be declared or paid on the Special Subordinate Voting Shares unless the Corporation simultaneously declares or pay, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and the Proportionate Voting Shares. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Special Subordinate Voting Shares shall be entitled to receive the remaining property and assets of the Corporation together with the holders of the Subordinate Voting Shares and Proportionate Voting Shares, on an as-converted into Subordinate Voting Shares basis. Subject to certain restrictions, each Special Subordinate Voting Share may be converted, based on the Special Conversion Ratio, to Subordinate Voting Share upon prior written consent of the Board or a committee thereof. The Special Subordinate Voting Shares will also be automatically converted into Subordinate Voting Shares in certain circumstances.

(e)

As long as any Special Subordinate Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of the Special Subordinate Voting Shares by special resolution, prejudice or interfere with any right or special right attached to the Special Subordinate Voting Shares.

(f)

The Corporation also has the right to redeem all or some of the Special Subordinate Voting Shares with two days prior written notice to such holders for either (i) cash, at a price per Special Subordinate Voting Share equal to the Special Conversion Ratio multiplied by the average volume weighted average trading price of the Subordinate Voting Shares on the Canadian Securities Exchange (or such other stock exchange or quotation system the Subordinate Voting Shares are then principally listed or quoted) for the ten (10) trading days immediately prior to the date the Corporation delivers the redemption notice to the holder; or (ii) Subordinate Voting Shares at the Special Conversion Ratio. In the event that a take-over bid is made for the Super Voting Shares or the Subordinate Voting Shares, the holders of the Special Subordinate Voting Shares shall not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Special Subordinate Voting Shares or under any coattail trust or similar agreement, absent being permitted to convert such shares into Subordinate Voting Shares.

(g)	No Special Subordinate Voting Share may be transferred by the holder without prior written consent of the Board (or a committee thereof).

(h)

In certain circumstances, the holders of Special Subordinate Voting Shares may be entitled to a proportionate share of certain distributions as though they were the holders of Subordinate Voting Shares. If the Corporation effects a recapitalization or stock split, as defined in the Amended Articles, provisions may be made so that the holders of Special Subordinate Voting Shares may receive the number of Subordinate Voting Shares or other securities or property of the Corporation to which holders of Subordinate Voting Share would have been entitled to subject to certain adjustments.

(i)

No fractional Subordinate Voting Shares will be issued upon the conversion or redemption of any Special Subordinate Voting Shares and the number of Subordinate Voting Shares to be issued will be rounded up or down to the nearest whole Subordinate Voting Share. The Corporation will provide, upon written request, a certificate detailing any adjustments and readjustments to the Special Conversion Ratio for the Special Subordinate Voting Shares at the time in effect, and the number of Subordinate Voting Shares which would be received upon conversion or redemption of a Special Subordinate Voting Share. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Special Subordinate Voting Shares, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right. A holder of Special Subordinate Voting Shares that beneficially owns more than 5% of the issued and outstanding Special Subordinate Voting Shares has certain dispute rights with respect to calculations under the Special Conversion Ratio.

(j)

The Special Subordinate Voting Shares may be subdivided or consolidated by resolution of the Board (or a committee thereof) without the simultaneous subdivision or consolidation of the Subordinate Voting Shares, the Proportionate Voting Shares and the Super Voting Shares in the same manner, provided that the Special Conversion Ratio is correspondingly adjusted and the voting rights of the Special Subordinate Voting Shares is correspondingly adjusted such that the aggregate number of votes held by all holders of Special Subordinate Voting Shares prior to subdivision or consolidation is equal to the aggregate number of votes held by all holders of Special Subordinate Voting Shares following the subdivision or consolidation.

(k)

The creation of the Special Subordinate Voting Shares will in no way materially change the rights and privileges attached to the Subordinate Voting Shares or the Proportionate Voting Shares. Such holders are and will remain entitled to: receive notice of and to attend and vote at all meetings of Shareholders (except meetings of holders of a specified class of shares); receive such dividends as the Board (or a committee thereof) may by resolution determine; and subject to prior rights of the holders of any class of shares having a preference upon liquidation, receive the remaining property and assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, in each case, in accordance with the rights, privileges, restrictions and conditions attached to each such class of shares. Conversion restrictions notwithstanding each Special Subordinate Voting Share is the functional equivalent of 0.00001 (subject to the Special Conversion Ratio) of one Subordinate Voting Share. Any future issuance to non-US resident officers is expected to have an immaterial impact on the aggregate voting and economic power of existing Shareholders. In some instances, Special Subordinate Voting Shares are afforded the same treatment and rights as other classes of shares of the Corporation including, broadly, events of liquidation, consolidation, and the distribution of dividends. Certain parts of the Articles describing the rights of the other classes of Shares have been amended to reflect this.

The foregoing is only a summary of the Amended Articles. Readers are encouraged to refer to Schedule “B” for the full text of the Amended Articles.

The Board has determined that the creation of the Special Subordinate Voting Shares is in the best interests of the Corporation and has authorized the creation of the Special Subordinate Voting Shares to the Shareholders for their approval at the Meeting.

At the Meeting, Shareholders will be asked to consider, and if thought appropriate, to pass, with or without amendment, a special resolution as follows (the “Amendment Resolution”):

“IT IS RESOLVED as a special resolution that:

1.	The Corporation’s authorized share structure, its notice of articles and Existing Articles be altered by:

(a)	creating a class of Special Subordinate Voting Shares without par value with no maximum number;

(b)	creating and attaching to the Special Subordinate Voting Shares the special rights and restrictions contained in Part 30 of the Articles of the Corporation as set out in Schedule “B” to this Circular;

(c)	varying the special rights and restrictions attached to:

(i)	the Subordinate Voting Shares to the form set out in Part 27 of Schedule “B” to this Circular;

(ii)	the Super Voting Shares to the form set out in Part 28 of Schedule “B” to this Circular; and

(iii)	the Proportionate Voting Shares to the form set out in Part 29 of Schedule “B” to this Circular;

(d)

amending the current Parts 27, 28 and 29 of the Existing Articles in their entirety and adding Parts 27, 28, 29 and Part 30, substantially as set out in Schedule “B” to this Circular, to the Articles of the Corporation.

2.

The alterations made to the Existing Articles of the Corporation by this resolution will not take effect until the Notice of Articles of the Corporation has been altered to reflect the alterations made by this resolution.

3.

Subject to the deposit of this resolution at the Corporation’s records office, the solicitors for the Corporation are authorized and directed to electronically file the required Notice of Alteration with the Registrar of Companies.

4.

The board of directors of the Corporation is authorized in its absolute discretion, to determine whether or not to proceed with the foregoing resolution, without further approval, ratification or confirmation by the Shareholders.

5.

Any one director or officer of the Corporation is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing special resolution.”

Unless otherwise directed to the contrary, it is the intention of the persons named as proxyholders in the enclosed form of proxy to vote proxies IN FAVOUR of the Amendment Resolution adopting the Amended Articles.

In order to be effective, the Amendment Resolution must be approved by the affirmative vote of at least (i) two-thirds (66 2/3%) of the votes cast by holders of Subordinate Voting Shares, (ii) two-thirds (66 2/3%) of the votes cast by holders of Proportionate Voting Shares, and (iii) two-thirds (66 2/3%) of the votes cast by holders of Super Voting Shares, present or represented by proxy at the Meeting, voting separately as classes and in each case excluding votes cast by Shareholders that are “affiliates” or “control persons” of the Corporation (within the meaning of Ontario Securities Commission Rule 56-501 – Restricted Shares (“OSC Rule 56-501”) and National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)).

OSC Rule 56-501 and Part 12 of NI 41-101 (collectively, the “Restricted Share Rules”) regulate the creation and distribution of “restricted shares” (as defined in OSC Rule 56-501) and “restricted securities” (as defined in NI 41-101) by reporting issuers in Canada. The definitions of “restricted shares” and “restricted securities” include equity shares which have voting rights exercisable in all circumstances, irrespective of the number or percentage of shares owned, that are less, on a per share basis, than the voting rights attached to any other shares of an outstanding class of shares of the issuer.

“Minority approval” means, for the purposes of the Restricted Share Rules, approval by a majority of the votes cast by holders of Voting Shares, and if required by applicable corporate law, by a majority of the votes cast by holders of a class of shares voting separately as a class, other than, in both cases, (A) “affiliates” of the issuer, or (B) “control persons” of the issuer, as those terms are defined in the Restricted Share Rules.

The Special Subordinate Voting Shares will be “restricted shares” (as defined in OSC Rule 56-501) and “restricted securities” (as defined in NI 41-101). Therefore, the Amendment Resolution must be approved by a majority of the votes cast by the Shareholders, other than the votes attached at the time to the Voting Shares held directly or indirectly by “affiliates” or “control persons” of the Corporation, so that the Corporation can utilize prospectus exemptions under Ontario securities laws or file a prospectus in connection with the distribution of Special Subordinate Voting Shares, for the purposes of future offerings of Special Subordinate Voting Shares without having to obtain the approval of the Shareholders (in accordance with the Restricted Share Rules) for each distribution of Special Subordinate Voting Shares.

To the best of the knowledge of management and the Board, there are no “affiliates” or “control persons” (within the meaning of such term in the Restricted Share Rules) and, accordingly, no Voting Shares of the Corporation are required to be excluded from the applicable vote.

5. Other Business

Management is not aware of any other matters to come before the Meeting, other than those set out in the Notice of Meeting. If other matters come before the Meeting, or if there are amendments or variations to the items of business, the Management Designees will have the discretion to vote as he or she sees fit.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Securities legislation requires the disclosure of compensation received by each “Named Executive Officer” of the Corporation for the two most recently completed financial years.

“Named Executive Officer” refers to each individual who, during any part of the most recently completed financial year, served as chief executive officer, each individual who, during any part of the most recently completed financial year, served as chief financial officer, and the most highly compensated executive officer, other than the chief executive officer and chief financial officer, at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year. The Corporation currently has three Named Executive Officers.

Director and Named Executive Officer Compensation

The following table sets forth information concerning all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, to each Named Executive Officer and director, other than stock options and other compensation securities, for each of the two most recently completed financial years.

Table of compensation excluding compensation securities (1)
Name and position	Year	Salary, consulting fee, retainer or commission ($US)	Bonus ($ US)	Committee or meeting fees(6) ($US)	Value of perquisites ($US)		Value of all other compensation ($US)	Total compensation ($ US)
Charles Bachtell	2019	$350,000	$262,500	$50,000	$1,200	(5)	—	$663,700
Director and Chief Executive Officer(1)	2018	$350,000	$562,175	—	$11,483	(3)	—	$923,658
Ken Amann	2019	$250,000	$125,000	—	$3,300		—	$378,300
Chief Financial Officer	2018	$250,000	$257,278	—	$2,100	(4)	—	$509,378
Joe Caltabiano(2)	2019	$350,000	$262,500	$50,000	$800	(5)	—	$663,300
Director and Former President(1)	2018	$260,000	$284,375	—	—		—	$544,375

Notes:

(1)	Board of Directors did not receive any compensation outside of equity securities in 2018.
(2)	Mr. Caltabiano resigned from his position as President of the Corporation on March 3, 2020.
(3)	Relates to individual’s cost of medical benefit premiums that were paid by the Corporation.
(4)	Relates to annual auto allowance provided by the Corporation.
(5)	Relates to annual cell phone and auto allowances.
(6)	All directors were paid US$50,000, payable quarterly in compensation for board membership in 2019.

Stock Options and Other Compensation Securities

The following table sets forth certain information in respect of all compensation securities granted or issued to each Named Executive Officer and director by the Corporation or one of its subsidiaries in the financial year of the Corporation ended December 31, 2019 for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries.

Compensation securities
					Closing
					price of	Closing
		Number of			security or	price of
		compensation		Issue,	underlying	security or
		securities, number		conversion	security on	underlying
	Type of	of underlying	Date of	or exercise	date of	security at
	compensation	securities, and	issue or	price	grant	year end	Expiry
Name and position	security(1)	percentage of class	grant	($US)	($CDN)	($CDN)	date
Thomas J. Manning Director	Options(2)	37,469 Options exercisable for 37,469 Subordinate Voting Shares (<0.1%)	January 17, 2019	$6.67	$8.95	$8.93	January 17, 2029
Randy D. Podolsky Director	Options(2)	37,469 Options exercisable for 37,469 Subordinate Voting Shares (<0.1%)	January 17, 2019	$6.67	$8.95	$8.93	January 17, 2029
John R. Walter Director	Options(2)	37,469 Options exercisable for 37,469 Subordinate Voting Shares (<0.1%)	January 17, 2019	$6.67	$8.95	$8.93	January 17, 2029
Gerald F. Corcoran Director	Options(2)	37,469 Options exercisable for 37,469 Subordinate Voting Shares (<0.1%)	January 17, 2019	$6.67	$8.95	$8.93	January 17, 2029

Notes:

(1)

Represents all options to acquire Subordinate Voting Shares issued pursuant to the Incentive Plan (as defined herein) to the individual in the financial year of the Corporation ended December 31, 2019.

(2)	Awards were fully vested as of the grant date.

Exercise of Compensation Securities by Directors and Named Executive Officers
Difference
					Closing	between
					price per	exercise price	Total
		Number of	Exercise		security on	and closing	value on
	Type of	underlying	price per		date of	price on date	exercice
Name and	compensation	securities	security	Date of	exercise	of exercise	date
position	security	exercised	($US)	exercice	($US)	($US)	($US)(1)
Ken Amann	Option	62,500	$2.25	01/31/19	$7.09	$4.84	$302,500
Chief Financial Officer	Option	25,000	$1.14	03/12/19	$8.35	$7.21	$180,250

Incentive Plans

2018 Long-term Incentive Plan

On November 29, 2018, the Board adopted a long-term incentive plan (the “Incentive Plan”) which was approved by the Shareholders at the special meeting of Shareholders on November 14, 2018. The Incentive Plan provides that the aggregate number of Subordinate Voting Shares reserved for issuance pursuant to awards granted under the Incentive Plan will be 10% of the number of Subordinate Voting Shares issued and outstanding, on a rolling basis, as may be adjusted from time to time, on a fully diluted and as-converted basis in accordance with the policies of the Canadian Securities Exchange. Awards that may be granted under the Incentive Plan include stock options, stock appreciation rights, stock awards, restricted stock units, performance shares, performance units and other stock-based awards (“Awards”).

The Incentive Plan was established to (i) promote the long-term financial interests and growth of Cresco by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of Cresco’s business, (ii) motivate management personnel by means of growth-related incentives to achieve long-range goals, and (iii) further the alignment of interests of participants in the Incentive Plan with those of the shareholders of Cresco through opportunities for increased stock or stock-based ownership in Cresco.

The Incentive Plan is administered by the Compensation Committee and provides that Awards may be issued to (i) officers and employees of Cresco or any of its subsidiaries, (ii) members of the Board, and (iii) other individuals, including non-employee directors and consultants who provide bona fide services to or for Cresco or any of its subsidiaries, provided that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for Cresco’s securities. The Compensation Committee establishes the terms of all Awards consistent with the terms of the Incentive Plan, including vesting and maximum terms.

Oversight and Description of Director and Named Executive Officer Compensation

Cresco’s Compensation Committee is responsible for determining the compensation for the directors and the executive officers.

The Compensation Committee’s primary responsibilities include, among other things, assisting the Board with the selection, retention, adequacy and form of the compensation of senior management and the Board. The Compensation Committee has been tasked with establishing an executive compensation program, which includes equity compensation under the Incentive Plan, and the other elements of compensation described under the heading “Director and Named Executive Officer Compensation.”

Compensation Objectives and Principles

The primary goal of the Corporation’s executive compensation program is to attract, motivate and retain the key executives necessary for the Corporation’s long-term success, to encourage executives to further the development of the Corporation, and to align the interests of executives with the Corporation’s shareholders. The key elements of the executive compensation program are: (i) base salary; and (ii) Awards granted under the Incentive Plan.

Compensation Process

The Corporation relies on its Compensation Committee, through discussion without any formal objectives, criteria or analysis, to determine the compensation of the Corporation’s executive officers. The Compensation Committee has not established formal criteria or goals that are tied to total compensation or any significant element of total compensation. The Board is ultimately responsible for all forms of compensation for the Corporation’s executive officers. The Board is responsible for reviewing the recommendations respecting compensation of other officers of the Corporation from time to time, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining compensation, the Compensation Committee considers a range of factors, including: (i) company performance and individual contributions against key performance indicators, and (ii) peer group benchmarking. The Compensation Committee annually reviews the applicability of the compensation peer group and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Corporation’s operations.

CORPORATE GOVERNANCE DISCLOSURE

General

The Board views effective corporate governance as an essential element for the effective and efficient operation of the Corporation. The Corporation believes that effective corporate governance improves corporate performance and benefits all its Shareholders. The following statement of corporate governance practices sets out the Board’s review of the Corporation’s governance practices relative to National Instrument 58-101—Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201—Corporate Governance Guidelines.

Board of Directors

The Board, which is responsible for supervising the management of the business and affairs of the Corporation, is, as of the date of this Circular, comprised of nine directors, four of which are independent as such term is defined in NI 58-101 and in National Instrument 52-110 – Audit Committees (“NI 52-110”). The independent directors are Brian McCormack, John R. Walter, Gerald F. Corcoran and Randy D. Podolsky. Charles Bachtell, Joe Caltabiano and Robert M. Sampson, the Chief Executive Officer, former President and former Chief Operating Officer, respectively, are not independent by virtue of them being members of the Corporation’s management within the past three years. Dominic Sergi may not be considered independent by virtue of his affiliation to Clear Height Properties, which completed two sale and leaseback transactions with the Corporation in 2019 and 2020. These transactions were not material to the Corporation individually or in aggregate, and they were completed on arm’s length terms and upon the advice of independent real property valuators. Of the two new proposed Cresco Nominees, Marc Lustig would not be considered independent by virtue of his role as executive officer of Cresco’s subsidiary Origin House, and Michele Roberts would be considered independent. Subsequent to the financial year ended December 31, 2019, Thomas J. Manning was elevated to Executive Chairman of the Corporation and as such, would no longer be considered independent.

The independent directors meet for in camera sessions without non-independent directors and members of management at the end of each regular Board meeting (unless such requirement is waived by the independent directors).

Directorships

Certain of the Cresco Nominees are currently directors or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From
Thomas J. Manning	CommScope Holding Company, Inc.	NASDAQ	Director	2014
	Clear Media Limited	HKSE	Director	2012

Marc Lustig	National Access Cannabis Corp.	TSXV	Director	2014
	Trichome Financial Corp. (formerly 22 Capital Corp.)	TSXV	Chairman & Director	2017
	IM Cannabis Corp. (formerly Navasota Resources Inc.)	CSE	Non- Executive Chairman & Director	2019

Orientation and Continuing Education of Board Members

The Board has not implemented a formal program for the orientation of new directors. It is expected that existing directors will orient and educate any new members on an informal basis. The Board has also not implemented a formal continuing education program for the directors; however, the Board and the Corporation’s management encourage directors to attend or participate in courses and seminars related to financially literacy, corporate governance and related matters. Each director has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.

Ethical Business Conduct

The Board expects that the Corporation’s employees, officers, directors and representatives will act with honesty and integrity and will avoid any relationship or activity that might create, or appear to create, a conflict between their personal interest and the interests of the Corporation.

Nomination of Directors

The Board is responsible for nominating individuals for election to the Board by the Corporation’s shareholders at each annual general meeting of shareholders. The Board is also responsible for filling vacancies on the Board that may occur between annual and general meetings of shareholders. The Nominating and Governance Committee, in accordance with its charter, is responsible for identifying, reviewing, evaluating and recommending to the Board candidates to serve as directors.

Compensation of Directors and Officers

The Compensation Committee, in accordance with its charter, is responsible for reviewing on an annual basis the compensation and benefits paid to the directors and executive officers of the Corporation in light of market conditions and practice, and risks and responsibilities.

Other Board Committees

The Board has four standing committees: the Audit Committee, the Nominating and Governance Committee, the Compensation Committee and the Executive Committee.

Assessment of Directors, the Board and Board Committees

The Board monitors the strategic direction and processes of the Board and its committees to ensure that the Board, its committees, and individual directors are performing effectively. Additionally, each director is subject to an annual evaluation of his or her individual performance, and the collective performance of the Board and of each committee of the Board are subject to annual review.

AUDIT COMMITTEE

Pursuant to section 224(1) of the BCBCA and NI 52-110, the Corporation is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not executive officers, control persons or employees of the Corporation or an affiliate of the Corporation. NI 52-110 requires the Corporation, as a venture issuer, to disclose annually in its management information circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.

Audit Committee Charter

The Audit Committee Charter is set forth in Schedule “A” attached hereto. The Audit Committee Charter provides that the Audit Committee must consist of at least three directors, a majority of whom must be “independent” and all of whom must be “financially literate” (as defined under NI 52-110).

Composition of the Audit Committee

Following the Meeting, the Audit Committee1 is expected to be comprised of:

Gerald F. Corcoran	Independent	Financially literate

Robert M. Sampson	Not Independent	Financially literate

Randy D. Podolsky	Independent	Financially literate

1 Dominic A. Sergi is an outgoing member of the Audit Committee who is expected to be replaced by Randy D. Podolsky on June 29, 2020.

Relevant Education and Experience of Audit Committee Members

Gerald F. Corcoran

Gerry Corcoran has served as Chief Executive Officer of R.J. O’Brien & Associates, LLC (“RJO”) since 2000 and Chairman of the Board since 2007. Chicago-based RJO is the nation’s oldest and largest independent futures brokerage firm and the last surviving founding member of the Chicago Mercantile Exchange (now CME Group). In July 2014, Corcoran was elected Chairman of the FIA (formerly Futures Industry Association), and he served in that position until March 2016. At that time, following the January merger of the organization with its European and Asian counterparts, he was elected Treasurer of the Board of Directors of the newly unified FIA, the leading trade organization for the futures, options and cleared swaps markets worldwide. Mr. Corcoran served in that role until March 2017. Mr. Corcoran serves on the FIA’s Executive Committee as well as its Americas Advisory Board. He has been a member of FIA’s Board of Directors since March 2008 and served as Vice Chairman from March 2013 until July 2014. Mr. Corcoran also serves on the Board of Directors and Executive Committee of the National Futures Association, the self-regulatory organization for the futures industry. Mr. Corcoran previously served on the Board of the Institute for Financial Markets.

Robert M. Sampson

Prior to forming Cresco, Robert Sampson had more than 20 years of operating experience in large business, including 12 years in the heavily regulated mortgage industry, having served as Chief Operating Officer at Guaranteed Rate, the nation’s seventh largest retail mortgage bank. As the former COO of Cresco Labs, Mr. Sampson oversaw the construction of two 40,000 sq/ft cement precast structures and one 30,000 sq/ft hybrid greenhouse structure and was responsible for all facility operations and systems including the design and implementation of fertigation and irrigation systems, inventory control systems, compliance process procedures, audits, security, and IT. Mr. Sampson holds a Bachelor of Science degree in Business Administration and Finance and is currently Executive Vice President of CrossCountry Mortgage, Inc.

Randy D. Podolsky

Randy D. Podolsky has served the entrepreneurial, corporate, institutional and Not-For-Profit clients of Podolsky Circle CORFAC International (now, Colliers International) for over 40 years, and served as Managing Principal of the firm from 1986 to 2015. As a Principal of the firm, Randy provides personalized transaction and contract negotiation and advisory services to financial institutions, users, owners and Not-For-Profits for all facets of commercial real estate. Strategizing and executing complex real estate and debt transaction solutions is his passion. Mr. Podolsky serves as a board member and chair of the Real Estate Committee of the Waukegan Port District, which owns and operates Waukegan Harbor & Marina, the Port of Waukegan and Waukegan National Airport. Since 2012, Mr. Podolsky has orchestrated the District’s bond refinance, increased the value of its real estate and derived income, spearheaded adoption of the Harbor Master Plan, and, most notably, negotiated the agreements for the District’s first marina use development by a private party in over 4 decades.

Audit Committee Oversight

During the year ended December 31, 2019, no recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Reliance on Certain Exemptions

As an issuer listed on the Canadian Securities Exchange, the Corporation currently relies on the exemption set forth in Section 6.1 of NI 52- 110 pertaining to reporting obligations under NI 52-110.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditors in the years ending December 31, 2019 and 2018 are set out below:

Financial Year Ending	Audit Fees		Audit-Related Fees		Tax Fees		All Other Fees
December 31, 2019	US$	2,147,624	US$	153,741	US$	35,706	US$	26,837
December 31, 2018	US$	270,700		Nil	US$	65,400		Nil

EXECUTIVE COMMITTEE

The Executive Committee consists of Charles Bachtell, Dominic Sergi, Brian McCormack, Robert M. Sampson, John R. Walter, Gerald Corcoran, Thomas Manning and Randy D. Podolsky, with Thomas Manning serving as chairman. The Executive Committee has been authorized to manage, or supervise the management, of the business and affairs of the Corporation other than matters that may not be delegated under section 19.1 of the Corporation’s articles and applicable corporate law.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2019, information with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of Subordinate Voting Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Subordinate Voting Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	29,228,167	$4.27	5,075,745
Equity compensation plans not approved by security holders	—	—	—
Total	29,228,167	$4.27	5,075,745

Note:

The above disclosure is based on Subordinate Voting Shares issuable under the Incentive Plan equal to 10% of the number of issued and outstanding Subordinate Voting Shares on an “as converted” basis as at December 31, 2019, being 278,501,278 Subordinate Voting Shares, less 29,228,167 Subordinate Voting Shares issuable upon the exercise of Awards under the Incentive Plan as at December 31, 2019.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee of the Corporation, or any of the Cresco Nominees, or any of their respective associates or affiliates, is or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein, the Corporation is not aware of any material interest, direct or indirect, of any “informed person” of the Corporation, any proposed director of the Corporation or any associate or affiliate of any of the foregoing in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

There are potential conflicts of interest to which all of the directors and officers of the Corporation may be subject in connection with the operations of the Corporation. All of the directors and officers are engaged in and will continue to be engaged in corporations or businesses, including publicly traded corporations, which may be in competition with the search by the Corporation for businesses or assets. Accordingly, situations may arise where all of the directors and officers will be in direct competition with the Corporation. Conflicts, if any, will be subject to the procedures and remedies as provided under the BCBCA.

MANAGEMENT CONTRACTS

The Corporation has no management contracts or other arrangement in place where management functions are performed by a person or company other than the directors or executive officers of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on the SEDAR website at www.sedar.com, including financial information which is provided in Cresco’s annual comparative Financial Statements for the years ended December 31, 2019 and 2018 and related management’s discussion and analysis. Copies of the Corporation’s Financial Statements and related management’s discussion and analysis are available on SEDAR at www.sedar.com. Shareholders may contact the Corporation at its registered office address at Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 to request copies of the Corporation’s financial statements and management’s discussion and analysis.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

CRESCO LABS INC.

CHARTER OF THE AUDIT COMMITTEE

This charter (the “Charter”) sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the “Committee”) of the directors (the “Board”) of Cresco Labs Inc. (“Cresco”).

1.0	PURPOSE

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	financial reporting and disclosure requirements;

(b)	ensuring that an effective risk management and financial control framework has been implemented by the management of Cresco; and

(c)	external and internal audit processes.

2.0	COMPOSITION AND MEMBERSHIP

(a)

The members (collectively “Members” and individually a “Member”) of the Committee shall be appointed by the Board to serve one-year terms. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director of Cresco.

(b)

The Committee will consist of at least three Members. Every Member must be a director of Cresco who is independent and financially literate to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules, regulations and stock exchange requirements (collectively “Applicable Laws”), it being understood that for such time as Cresco remains a “venture issuer” under Applicable Laws, a majority (rather than all) of the Members of the Committee is required to be “independent”. In this Charter, the terms “independent” and “financially literate” have the meanings ascribed to such terms in Applicable Laws and include the meanings given to similar terms in Applicable Laws to the extent such similar terms are used in this Charter and are applicable under Applicable Laws.

(c)

The chairman of the Committee (the “Chair”) will be appointed by the Board and confirmed by the Committee or appointed by the Committee from time to time and must have such accounting or related financial management expertise as the Board or Committee may determine in their business judgment is necessary. The Corporate Secretary of Cresco (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings, deliberations and proceedings of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

3.0	MEETINGS

(a)

Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Any Member or the auditor of Cresco may call a meeting of the Committee at any time upon not less than forty-eight (48) hours advance notice being given to each Member orally, by telephone, by facsimile or by email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

(b)

At the request of the external auditors of Cresco, the Chief Executive Officer or the Chief Financial Officer of Cresco or any Member will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)

The Chair, if present, will act as the Chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee, then the Members present may select one of their number to act as chairman of the meeting.

(d)

A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority of Members present at the meeting at which the vote is taken. The Chair may cast a deciding vote in the case of a deadlock of votes. Actions of the Committee may also be taken by written resolution signed by all Members.

(e)

The Committee may invite from time to time such persons as the Committee considers appropriate to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee, except to the extent the exclusion of certain persons is required pursuant to this Charter or by Applicable Laws. At each meeting, the Committee will meet in executive session (i) with only Members present, (ii) with only Members and Cresco’s external auditors present, and (iii) with only Members and management present.

(f)

In advance of every regular meeting of the Committee, the Chair, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Cresco to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.

4.0	DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee as they relate to the following matters, to the extent considered appropriate or desirable or required by Applicable Laws, are to:

4.1	Financial Reporting and Disclosure

(a)	oversee, review and discuss, as the Committee deems appropriate, with management and the external auditors, Cresco’s accounting practices and policies;

(b)

review the audited annual financial statements of Cresco, including the auditors’ report thereon, the management’s discussion and analysis of Cresco prepared in connection with the annual financial statements, financial reports of Cresco, guidance with respect to earnings per share, and any initial public release of financial information of Cresco through press release or otherwise, and report on the results of such review to the Board prior to approval and release to Cresco’s shareholders;

(c)

review the quarterly financial statements of Cresco including the management’s discussion and analysis prepared in connection with the quarterly financial statements, and report on the results of such review to the Board prior to approval and release to Cresco’s shareholders;

(d)

review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents;

(e)

review with management of Cresco and with the external auditors of Cresco significant accounting principles and disclosure requirements and alternative treatments under International Financial Reporting Standards (“IFRS”) all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly Cresco’s financial position and the results of its operations in accordance with IFRS;

(f)	annually review Cresco’s Corporate Disclosure Policy and recommend any proposed changes to the Board for consideration; and

(g)	review the minutes from each meeting of the disclosure committee of Cresco established pursuant to Cresco’s Corporate Disclosure Policy, since the last meeting of the Committee.

4.2	Internal Controls and Audit

(a)

review and assess the adequacy and effectiveness of Cresco’s system of internal control and management information systems through discussions with management and the external auditor of Cresco to ensure that Cresco maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Cresco’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statements of Cresco and for detecting significant deficiencies or material weaknesses in controls or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of Cresco at any particular time;

(b)	satisfy itself that management has established adequate procedures for the review of Cresco’s disclosure of financial information extracted or derived directly from Cresco’s financial statements;

(c)	review and assess the adequacy of Cresco’s systems and procedures to ensure compliance with regulatory requirements and recommendations and the security of Cresco’s data and information systems;

(d)	review and assess the major financial risk exposures of Cresco and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities; and

(e)

review and assess, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Cresco’s risk management policies and procedures with regard to identification of Cresco’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Cresco.

4.3	External Audit

(a)	recommend to the Board a firm of external auditors to be engaged by Cresco;

(b)	ensure the external auditors report directly to the Committee on a regular basis;

(c)	review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(d)	review and approve the compensation of the external auditors, and the scope and timing of the audit and other related services rendered by the external auditors;

(e)	review the audit plan of the external auditors prior to the commencement of the audit;

(f)	establish and maintain a direct line of communication with Cresco’s external and, if applicable, internal auditors;

(g)	review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;

(h)

oversee the work of the external auditors appointed by the shareholders of Cresco with respect to preparing and issuing an audit report or performing other audit, review or attest services for Cresco, including the resolution of issues between management of Cresco and the external auditors regarding financial disclosure;

(i)

review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with management of Cresco and the ramifications of their use, as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(j)

discuss with the external auditors their perception of Cresco’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(k)

review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board; and

(l)

review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

4.4	Associated Responsibilities

(a)	monitor and periodically review Cresco’s Whistleblower Policy and associated procedures for:

(i)	the receipt, retention and treatment of complaints received by Cresco regarding accounting, internal accounting controls or auditing matters;

(ii)	the confidential, anonymous submission by directors, officers and employees of Cresco of concerns regarding questionable accounting or auditing matters; and

(iii)	any violations of any Applicable Laws that relate to corporate reporting and disclosure, or violations of Cresco’s Code of Conduct and Ethics;

(b)	review and approve the hiring policies of Cresco regarding employees and partners, and former employees and partners, of the present and former external auditors of Cresco; and

(c)	provide oversight of related party transactions entered into or proposed to be entered into by Cresco.

4.5	Non-Audit Services

Pre-approve all non-audit services to be provided to Cresco or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre- approval by such Member or Members so delegated shall be presented to the Committee at its first scheduled meeting following such pre-approval.

4.6	Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to determine that Cresco’s financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of the management of Cresco. The external auditors are responsible for planning and carrying out an audit of the annual consolidated financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that such financial statements are in accordance with generally accepted accounting standards. The Committee, the Chair and any Members identified as having accounting or related financial expertise are directors of Cresco, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Cresco, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Cresco’s financial information or public disclosure.

5.0	REPORTING

The Committee shall provide the Board with a summary of all actions taken at each Committee meeting or by written resolution. The Committee will annually review and approve the Committee’s report for inclusion in the management proxy circular. The Secretary will circulate the minutes of each meeting of the Committee and each written resolution passed by the Committee to the Board. The Committee shall produce and provide the Board with all reports or other information required to be prepared under Applicable Laws.

6.0	ACCESS TO INFORMATION AND AUTHORITY

The Committee will be granted unrestricted access to all information regarding Cresco and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Cresco’s expense, outside legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with external and, if applicable, internal auditors of Cresco.

7.0	REVIEW OF CHARTER

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

8.0	CHAIR

The Chair of the Committee shall:

(a)	provide leadership to the Committee with respect to its functions as described in this mandate and as otherwise may be appropriate, including overseeing the operation of the Committee;

(b)

chair meetings of the Committee, unless not present, including in camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations of the Committee;

(c)	ensure that the Committee meets at least once per quarter and otherwise as considered appropriate;

(d)	in consultation with the Chair of the Board and the Committee members, establish dates for holding meetings of the Committee;

(e)	set the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other appropriate persons;

(f)	ensure that Committee materials are available to any director upon request as the Chair or the Committee consider appropriate;

(g)

act as liaison and maintain communication with the Chair of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee. This includes reporting to the Board on all decisions of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable; and

(h)	report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board.

Approved by the Audit Committee—June 2020

SCHEDULE “B”

AMENDED ARTICLES

PROPOSED AMENDMENT TO THE ARTICLES AND THE ADDITION OF SPECIAL RIGHTS AND RESTRICTIONS OF SPECIAL SUBORDINATE VOTING SHARES

27.	SUBORDINATE VOTING SHARES

27.1	Special Rights and Restrictions

An unlimited number of Subordinate Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(1)

Voting Rights. Holders of Subordinate Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held.

(2)

Alteration to Rights of Subordinate Voting Shares. As long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

(3)	Dividends. Holders of Subordinate Voting Shares shall be entitled to receive as and when declared by the directors, dividends in cash or property of the Company.

(4)

Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares (including, without restriction, the Super Voting Shares) be entitled to participate rateably along with all other holders of Subordinate Voting Shares, Special Subordinate Voting Shares (on an as converted to Subordinate Voting Shares basis) and the Proportionate Voting Shares (on an as converted to Subordinate Voting Shares basis).

(5)

Rights to Subscribe; Pre-Emptive Rights. The holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company now or in the future.

(6)

Subdivision or Consolidation. No subdivision or consolidation of the Subordinate Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, the Special Subordinate Voting Shares, the Proportionate Voting Shares and the Super Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

(7)

Conversion: In the event that an offer is made to purchase Proportionate Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Proportionate Voting Shares are then listed, to be made to all or substantially all the holders of Proportionate Voting Shares in a given province or territory of Canada to which these requirements apply, each Subordinate Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares at the inverse of the Conversion Ratio then in effect at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Proportionate Voting Shares pursuant to the offer, and for no other reason. In such event, the Company’s transfer agent shall deposit the resulting Proportionate Voting Shares on behalf of the holder. Should the Proportionate Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Proportionate Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, into Subordinate Voting Shares at the Conversion Ratio then in effect.

(8)

Conversion of Subordinate Voting Shares Upon an Offer. In the event that an offer is made to purchase Proportionate Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange, if any, on which the Proportionate Voting Shares are then listed, to be made to all or substantially all the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies, each Subordinate Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares at the inverse of the Conversion Ratio (as defined in Article 29) then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Proportionate Voting Shares under the offer, and for no other reason. In such event, the transfer agent for the Subordinated Voting Shares shall deposit under the offer the resulting Proportionate Voting Shares, on behalf of the holder. To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall

(a)	give written notice to the transfer agent of the exercise of such right, and of the number of Subordinate Voting Shares in respect of which the right is being exercised;

(b)	deliver to the transfer agent the share certificate or certificates representing the Subordinate Voting Shares in respect of which the right is being exercised, if applicable; and

(c)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Proportionate Voting Shares, resulting from the conversion of the Subordinate Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If Proportionate Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Proportionate Voting Shares being taken up and paid for, the Proportionate Voting Shares resulting from the conversion will be re-converted into Subordinate Voting Shares at the then Conversion Ratio and a share certificate representing the Subordinate Voting Shares will be sent to the holder by the transfer agent. In the event that the offeror takes up and pays for the Proportionate Voting Shares resulting from conversion, the transfer agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

27.2	Take-Over Bid

In the event that a take-over bid is made for the Super Voting Shares, the holders of Subordinate Voting Shares will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Subordinate Voting Shares or under any coattail trust or similar agreement. Notwithstanding this, any take-over bid for solely the Super Voting Shares is unlikely given that by the terms of the Investment Agreement (as defined in 28.1(9)), upon any sale of Super Voting Shares to an unrelated third party purchaser, such Super Voting Shares will be redeemed by the Corporation for their issue price.

28.	SUPER VOTING SHARES

28.1	Special Rights and Restrictions

An unlimited number of Super Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(1)

Voting Rights. Holders of Super Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting holders of Super Voting Shares shall be entitled to 2,000 votes in respect of each Super Voting Share held provided that if at any time the aggregate number of issued and outstanding (i) non-voting common shares (the “Cresco Corp. Redeemable Shares”) in the capital of Cresco U.S. Corp. (“Cresco Corp.”) and (ii) Common Units (the “Cresco Redeemable Units”) in the capital of Cresco Labs, LLC (“Cresco”) (or such securities of any successor to Cresco Corp. or Cresco as may exist from time to time) beneficially owned, directly or indirectly by a holder of the Super Voting Shares (the “Holder”) and the Holder’s predecessor or transferor, permitted transferees and permitted successors (in accordance with the Investment Agreement (as defined in 28.1(9)), and any prior tranferor’s transferor and any prior permitted transferee’s permitted transferee (the “Holder’s Group”), divided by the aggregate number of (i) Cresco Corp. Redeemable Shares and (ii) Cresco Redeemable Units beneficially owned, directly or indirectly by the Holders and the Holder’s Group as at the date of completion of the business combination transaction involving, among others, the Company, Cresco Corp. and Cresco be less than 50% (the “Triggering Event”), the Holder shall from that time forward be entitled to 50 votes in respect of each Super Voting Share held. The holders of Super Voting Shares shall, from time to time upon the request of the Company, provide to the Company evidence as to such holders’ direct and indirect beneficial ownership (and that of its permitted transferees and permitted successors) of Cresco Corp. Redeemable Shares and Cresco Redeemable Units to enable the Company to determine the voting entitlement of the Super Voting Shares. For the purposes of these calculations, a Holder shall be deemed to beneficially own Cresco Corp. Redeemable Shares held by an intermediate company or fund in proportion to their equity ownership of such company or fund.

(2)

Alteration to Rights of Super Voting Shares. As long as any Super Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Super Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Super Voting Shares. Consent of the holders of a majority of the outstanding Super Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Super Voting Shares. In connection with the exercise of the voting rights contained in this paragraph (b) each holder of Super Voting Shares will have one vote in respect of each Super Voting Share held.

(3)	Dividends. The holder of Super Voting Shares shall not be entitled to receive dividends.

(4)

Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the Company will distribute its assets firstly and in priority to the rights of holders of any other class of shares of the Company (including the holders of Subordinate Voting Shares, Special Subordinate Voting Shares and the Proportionate Voting Shares) to return the issue price of the Super Voting Shares to the holders thereof and if there are insufficient assets to fully return the issue price to the holders of the Super Voting Shares such holders will receive an amount equal to their pro rata share in proportion to the issue price of their Super Voting Shares along with all other holders of Super Voting Shares. The holders of Super Voting Shares shall not be entitled to receive directly or indirectly as holders of Super Voting Shares any other assets or property of the Company and their sole rights will be to the return of the issue price of such Super Voting Shares in accordance with this Article 28.1(4).

(5)

Rights to Subscribe; Pre-Emptive Rights. The holders of Super Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company not convertible into Super Voting Shares, now or in the future.

(6)

Subdivision or Consolidation. No subdivision or consolidation of the Super Voting Shares shall occur unless, simultaneously, the Super Voting Shares, Proportionate Voting Shares, the Special Subordinate Voting Shares and the Subordinate Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

(7)

Redemption Rights. Upon the occurrence of a Triggering Event, the Company has the right to redeem all or some of the Super Voting Shares from the Holder and Holder’s Group who caused the Triggering Event to occur, by providing two days prior written notice to the Holder and Holder’s Group of such Super Voting Shares, for an amount equal to the issue price for each Super Voting Share, payable in cash to the holders of the Super Voting Shares so redeemed. The Company need not redeem Super Voting Shares on a pro-rata basis among the Holders or Holder’s Group. Holders of Super Voting Shares to be redeemed by the Company shall surrender the certificate or certificates representing such Super Voting Shares to the Company at its records office duly assigned or endorsed for transfer to the Company (or accompanied by duly executed share transfers relating thereto). Each surrendered certificate shall be cancelled, and the Company shall thereafter make payment of the applicable redemption amount by certified cheque, bank draft or wire transfer to the registered holder of such certificate; provided that, if less than all the Super Voting Shares represented by a surrendered certificate are redeemed then a new share certificate representing the unredeemed balance of Super Voting Shares represented by such certificate shall be issued in the name of the applicable registered holder of the cancelled share certificate. If on the applicable redemption date the redemption price is paid (or tendered for payment) for any of the Super Voting Shares to be redeemed then on such date all rights of the holder in the Super Voting Shares so redeemed and paid or tendered shall cease and such redeemed Super Voting Shares shall no longer be deemed issued and outstanding, regardless of whether or not the holder of such Super Voting Shares has delivered the certificate(s) representing such securities to the Company, and from and after such date the certificate formerly representing the retracted Super Voting Shares shall evidence the only the right of the former holder of such Super Voting Shares to receive the redemption price to which such holder is entitled.

(8)

Transfer Restrictions. No Super Voting Share may be transferred by the holder thereof unless such transfer is to an Immediate Family Member or a transfer for purposes of estate or tax planning to a company or person that is wholly beneficially owned by such holder or Immediate Family Members of such holder or which such holder or Immediate Family Members of such holder are the sole beneficiaries thereof (in each case, a “Permitted Transfer”). In order to be effective, any Permitted Transfer shall require the prior written consent of the Company.

For the purposes of this Article 28.1(8), “Immediate Family Member” means with respect to any individual, each parent (whether by birth or adoption), spouse (including if such person is legally married to such individual, lives in civil union with such individual or is a common law partner with such individual, as defined in the Income Tax Act (Canada), as amended), child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned persons. For greater certainty, a person who was a spouse of an individual within the meaning of this paragraph shall continue to be considered a spouse of such individual after the death of such individual.

(9)

Investment Agreement. To supplement the rights, privileges, restrictions and conditions attached to the Super Voting Shares, the Company and Charlie Bachtell, Joe Caltabiano, Robert M. Sampson, Brian McCormack and Dominic Sergi being the initial holders of Super Voting Shares (the “Founders”), entered into an investment agreement, dated November 30, 2018 (the “Investment Agreement”) which, among other things, provides that (i) each Super Voting Share will be transferable only to the holder’s immediate family members or an affiliated entity or a transfer to the other Founder or an entity affiliated with the other Founder, and (ii) upon any sale of Super Voting Shares to a third party purchaser not listed in clause (i), such Super Voting Shares will immediately be redeemed by the Company for their issue price.

29.	PROPORTIONATE VOTING SHARES

29.1	Special Rights and Restrictions

An unlimited number of Proportionate Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(1)

Voting Rights. Holders of Proportionate Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Proportionate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share into which such Proportionate Voting Share could ultimately then be converted, which for greater certainty, shall initially be equal to 200 votes per Proportionate Voting Share (subject to adjustment at the discretion of the Board, depending upon the ratios necessary to preserve foreign private issuer status in accordance with Article 29.1(6)(c)).

(2)

Alteration to Rights of Proportionate Voting Shares. As long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Proportionate Voting Shares and Super Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Proportionate Voting Shares. Consent of the holders of a majority of the outstanding Proportionate Voting Shares and Super Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Proportionate Voting Shares. In connection with the exercise of the voting rights contained in this Article 29.1(2) each holder of Proportionate Voting Shares will have one vote in respect of each Proportionate Voting Share held.

(3)

Dividends. The holder of Proportionate Voting Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Proportionate Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend will be declared or paid on the Proportionate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and the Special Subordinate Voting Shares.

(4)

Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Proportionate Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Proportionate Voting Shares (including, without restriction, the Super Voting Shares), be entitled to participate rateably along with all other holders of Proportionate Voting Shares (on an as-converted to Subordinate Voting Share basis), the Special Subordinate Voting Shares (on an as-converted to Subordinate Voting Share basis) and the Subordinate Voting Shares.

(5)

Rights to Subscribe; Pre-Emptive Rights. The holders of Proportionate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company now or in the future.

(6)	Conversion. Subject to the Conversion Restrictions set forth in this Article 29.1(6), holders of Proportionate Voting Shares shall have conversion rights as follows:

(a)

Right to Convert. Each Proportionate Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such shares, into fully paid and nonassessable Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares by the Conversion Ratio applicable to such share, determined as hereafter provided, in effect on the date the Proportionate

Voting Share is surrendered for conversion. The initial “Conversion Ratio” for shares of Proportionate Voting Shares shall be 200 Subordinate Voting Shares, subject to adjustment for each Proportionate Voting Share; provided, however, that the Conversion Ratio shall be subject to adjustment as set forth in Articles 29.1(6)(h) and (i).

(b)

Conversion Limitations. Before any holder of Proportionate Voting Shares shall be entitled to convert the same into Subordinate Voting Shares, the Board of Directors (or a committee thereof) shall designate an officer of the Company to determine if any Conversion Limitation set forth in Article 29.1(6)(d) shall apply to the conversion of Proportionate Voting Shares.

(c)

Foreign Private Issuer Protection Limitation: The Company will use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company may, in its sole discretion, refuse to effect any conversion of Proportionate Voting Shares, and the holders of Proportionate Voting Shares shall not have the right to convert any portion of the Proportionate Voting Shares, pursuant to Article 29.1(6) or otherwise, without the consent of the Company, to the extent that after giving effect to all permitted issuances after such conversions of Proportionate Voting Shares, the aggregate number of Subordinate Voting Shares, Special Subordinate Voting Shares, Super Voting Shares and Proportionate Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”)) would exceed forty percent (40%) (the “40% Threshold”) of the aggregate number of Subordinate Voting Shares, Super Voting Shares, Special Subordinate Voting Shares and Proportionate Voting Shares issued and outstanding after giving effect to such conversions (the “FPI Protective Restriction”). The Board may by resolution increase the 40% Threshold to an amount not to exceed 50% and in the event of any such increase all references to the 40% Threshold herein, shall refer instead to the amended threshold set by such resolution.

(d)

Conversion Limitations. In order to effect the FPI Protection Restriction, each holder of Proportionate Voting Shares will be subject to the 40% Threshold based on the number of Proportionate Voting Shares held by such holder as of the date of the initial issuance of the Proportionate Voting Shares and thereafter at the end of each of the Company’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [(A x 0.4) -B] x (C/D)

Where on the Determination Date:

X = Maximum number of Subordinate Voting Shares available for issue upon conversion of Proportionate Voting Shares by a holder.

A = The number of Subordinate Voting Shares, Special Subordinate Voting Shares, Proportionate Voting Shares and Super Voting Shares issued and outstanding on the Determination Date.

B = The aggregate number of Subordinate Voting Shares, Special Subordinate Voting Shares, Proportionate Voting Shares and Super Voting Shares held of record, directly or indirectly, by U.S. Residents on the Determination Date.

C = The aggregate number of Proportionate Voting Shares held by holder on the Determination Date.

D = The aggregate number of all Proportionate Voting Shares on the Determination Date.

For purposes of this subsection (d), the Board of Directors (or a committee thereof) shall designate an officer of the Company to determine as of each Determination Date: (A) the 40% Threshold and (B) the FPI Protective Restriction. Unless the Company determines otherwise in its sole discretion, to the extent that requests for conversion of Proportionate Voting Shares subject to the FPI Protection Restriction would result in the 40% Threshold being exceeded, the number of such Proportionate Voting Shares eligible for conversion held by a particular holder shall be prorated relative to the number of Proportionate Voting Shares submitted for conversion. To the extent that the FPI Protective Restriction contained in this Article 29.1(6)(d) applies, the determination of whether Proportionate Voting Shares are convertible shall be in the sole discretion of the Company.

(e)

Mandatory Conversion. Notwithstanding anything contained herein to the contrary, the Company may require each holder of Proportionate Voting Shares to convert all, and not less than all, the Proportionate Voting Shares at the applicable Conversion Ratio (a “Mandatory Conversion”) if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of Proportionate Voting Shares):

(A)

the Subordinate Voting Shares issuable upon conversion of all the Proportionate Voting Shares are registered for resale and may be sold by the holders thereof pursuant to an effective registration statement and/or prospectus covering the Subordinate Voting Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

(B)	the Company is subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act; and

(C)

the Subordinate Voting Shares are listed or quoted (and are not suspended from trading) on a recognized North American stock exchange or by way of reverse takeover transaction on the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or Aequitas NEO Exchange (or any other stock exchange recognized as such by the Ontario Securities Commission).

The Company will issue or cause its transfer agent to issue each holder of Proportionate Voting Shares of record a Mandatory Conversion Notice at least 20 days prior to the record date of the Mandatory Conversion, which shall specify therein, (i) the number of Subordinate Voting Shares into which the Proportionate Voting Shares are convertible and (ii) the address of record for such holder. On the record date of a Mandatory Conversion, the Company will issue or cause its transfer agent to issue each holder of record on the Mandatory Conversion Date certificates representing the number of Subordinate Voting Shares into which the Proportionate Voting Shares are so converted and each certificate representing the Proportionate Voting Shares shall be null and void.

(f)

Disputes. In the event of a dispute as to the number of Subordinate Voting Shares issuable to a Holder in connection with a conversion of Proportionate Voting Shares, the Company shall issue to the Holder the number of Subordinate Voting Shares not in dispute and resolve such dispute in accordance with Article 29.1(6)(m).

(g)

Mechanics of Conversion. Before any holder of Proportionate Voting Shares shall be entitled to convert Proportionate Voting Shares into Subordinate Voting Shares, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for Subordinate Voting Shares, and shall give written notice to the Company at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for Subordinate Voting Shares are to be issued (each, a “Conversion Notice”). The Company shall (or shall cause its transfer agent to), as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates for the number of Subordinate Voting Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Proportionate Voting Shares to be converted, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Subordinate Voting Shares as of such date.

(h)

Adjustments for Distributions. In the event the Company shall declare a distribution to holders of Subordinate Voting Shares payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not otherwise causing adjustment to the Conversion Ratio (a “Distribution”), then, in each such case for the purpose of this Article 29.1(6)(h), the holders of Proportionate Voting Shares shall be entitled to a proportionate share of any such Distribution as though they were the holders of the number of Subordinate Voting Shares into which their Proportionate Voting Shares are convertible as of the record date fixed for the determination of the holders of Subordinate Voting Shares entitled to receive such Distribution.

(i)

Recapitalizations; Stock Splits. If at any time or from time-to-time, the Company shall (i) effect a recapitalization of the Subordinate Voting Shares; (ii) issue Subordinate Voting Shares as a dividend or other distribution on outstanding Subordinate Voting Shares; (iii) subdivide the outstanding Subordinate Voting Shares into a greater number of Subordinate Voting Shares; (iv) consolidate the outstanding Subordinate Voting Shares into a smaller number of Subordinate Voting Shares; or (v) effect any similar transaction or action (each, a “Recapitalization”), provision shall be made so that the holders of Proportionate Voting Shares shall thereafter be entitled to receive, upon conversion of Proportionate Voting Shares, the number of Subordinate Voting Shares or other securities or property of the Company or otherwise, to which a holder of Subordinate Voting Shares deliverable upon conversion would have been entitled on such Recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article 29.1(6) with respect to the rights of the holders of Proportionate Voting Shares after the Recapitalization to the end that the provisions of this Article 29.1(6) (including adjustment of the Conversion Ratio then in effect and the number of Proportionate Voting Shares issuable upon conversion of Proportionate Voting Shares) shall be applicable after that event as nearly equivalent as may be practicable.

(j)

No Fractional Shares and Certificate as to Adjustments. No fractional Subordinate Voting Shares shall be issued upon the conversion of any Proportionate Voting Shares and the number of Subordinate Voting Shares to be issued shall be rounded up or down to the nearest whole Subordinate Voting Share. Whether or not fractional Subordinate Voting Shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Proportionate Voting Shares the holder is at the time converting into Subordinate Voting Shares and the number of Subordinate Voting Shares issuable upon such aggregate conversion.

(k)

Adjustment Notice. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio pursuant to this Article 29.1(6), the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Proportionate Voting Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Proportionate Voting Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Ratio for Proportionate Voting Shares at the time in effect, and (C) the number of Subordinate Voting Shares and the amount, if any, of other property which at the time would be received upon the conversion of a Proportionate Voting Share.

(l)

Effect of Conversion. All Proportionate Voting Shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion (the “Conversion Time”), except only the right of the holders thereof to receive Subordinate Voting Shares in exchange therefor and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion.

(m)

Disputes. Any holder of Proportionate Voting Shares that beneficially owns more than 5% of the issued and outstanding Proportionate Voting Shares may submit a written dispute as to the determination of the conversion ratio or the arithmetic calculation of the conversion ratio of Proportionate Voting Shares to Subordinate Voting Shares, the Conversion Ratio, 40% Threshold, FPI Protective Restriction or the Beneficial Ownership Limitation by the Company to the Board of Directors (or a committee thereof) with the basis for the disputed determinations or arithmetic calculations. The Company shall respond to the holder within five (5) Business Days of receipt, or deemed receipt, of the dispute notice with a written calculation of the Conversion Ratio, 40% Threshold, FPI Protective Restriction or

the Beneficial Ownership Limitation, as applicable. If the holder and the Company are unable to agree upon such determination or calculation of the Conversion Ratio, 40% Threshold, FPI Protective Restriction or the Beneficial Ownership Limitation, as applicable, within five (5) Business Days of such response, then the Company and the holder shall, within one (1) Business Day thereafter submit the disputed arithmetic calculation of the conversion ratio, Conversion Ratio, FPI Protective Restriction or the Beneficial Ownership Limitation to the Company’s independent, outside accountant. The Company, at the Company’s expense, shall cause the accountant to perform the determinations or calculations and notify the Company and the holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

(7)

Subdivision or Consolidation. No subdivision or consolidation of the Proportionate Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, the Special Subordinate Voting Shares, the Proportionate Voting Shares and the Super Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

(8)

Notices of Record Date. Except as otherwise provided under applicable law, in the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Proportionate Voting Shares, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

30.	SPECIAL SUBORDINATE VOTING SHARES

30.1	Special Rights and Restrictions

An unlimited number of Special Subordinate Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(1)

Voting Rights. Holders of Special Subordinate Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Special Subordinate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share into which such Special Subordinate Voting Shares could ultimately then be converted, which for greater certainty, shall initially be equal to 0.00001 of a vote per Special Subordinate Voting Share.

(2)

Alteration to Rights of Special Subordinate Voting Shares. As long as any Special Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Special Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Special Subordinate Voting Shares. In connection with the exercise of the voting rights contained in this Article 30.1(1) each holder of Special Subordinate Voting Shares will have one vote in respect of each Special Subordinate Voting Share held.

(3)

Dividends. The holders of Special Subordinate Voting Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Special Subordinate Voting Shares into Subordinate Voting Shares at the Special Conversion Ratio, as defined in 30.1(8)(a)) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend will be declared or paid on the Special Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and the Proportionate Voting Shares.

(4)

Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Special Subordinate Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Special Subordinate Voting Shares (including, without restriction, the Super Voting Shares), be entitled to participate rateably along with all other holders of Special Subordinate Voting Shares (on an as-converted to Subordinate Voting Share basis), the Proportionate Voting Shares (on an as-converted to Subordinate Voting Share basis) and the Subordinate Voting Shares.

(5)

Right to Subscribe; Pre-Emptive Rights. The holders of Special Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company now or in the future.

(6)	Ownership Restrictions. The Special Subordinate Voting Shares may only be beneficially owned or controlled, directly or indirectly, by a person or persons who are not a U.S. Person.

A “U.S. Person” shall mean an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)).

(7)

Transfer Restrictions. No Special Subordinate Voting Share or any rights or interests therein may be transferred legally, beneficially or in any other manner by the holder thereof without the prior written consent of the Board of Directors (or a committee thereof), which may be withheld in its sole discretion.

(8)	Conversion. Subject to the conversion restrictions set forth in this Article 30.1(8), holders of Special Subordinate Voting Shares shall have conversion rights as follows:

(a)

Right to Convert. Each Special Subordinate Voting Share shall be convertible, at the option of the holder provided that such holder has received the prior written consent of the Board of Directors (or a committee thereof), which may be withheld in its sole discretion, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such shares, into fully paid and nonassessable Subordinate Voting Shares as is determined by multiplying the number of Special Subordinate Voting Share by the Special Conversion Ratio applicable to such share, determined as hereafter provided, in effect on the date the Special Subordinate Voting Share is surrendered for conversion. The initial “Special Conversion Ratio” for shares of Special Subordinate Voting Shares shall be 0.00001 Subordinate Voting Shares, subject to adjustment for each Special Subordinate Voting Share; provided, however, that the Special Conversion Ratio shall be subject to adjustment as set forth in Articles 30.1(10) and 30.1(11).

(b)

Mechanics of Conversion. Before any holder of Special Subordinate Voting Shares shall be entitled to convert Special Subordinate Voting Shares into Subordinate Voting Shares, the holder thereof shall: (i) have received the prior written consent of the Board of Directors (or a committee thereof) as provided in Article 30.1(8)(a); and (ii) have surrendered the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for Subordinate Voting Shares, and shall give written notice to the Company at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for Subordinate Voting Shares are to be issued (each, a “Special Conversion Notice”). The Company shall (or shall cause its transfer agent to), as soon as practicable thereafter:

(A)

issue and deliver at such office to such holder, or, subject to payment by the registered holder of any stock transfer or other applicable taxes and compliance with any other reasonable requirements of the Company in respect of such transfer, in such name or names as such registered holder may direct in writing, a certificate or certificates for the number of Subordinate Voting Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Special Subordinate Voting Shares to be converted, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Subordinate Voting Shares as of such date;

(B)

remove or cause the removal of such holder from the register of holders in respect of the Special Subordinate Voting Shares for which the conversion privilege is being exercised, add the holder (or any person or persons in whose name or names such converting holder shall have directed the resulting Subordinate Voting Shares to be registered) to the register of holders in respect of the resulting Subordinate Voting Shares, cancel or cause the cancellation of the certificate or certificates representing such Special Subordinate Voting Shares; and

(C)

if less than all of the Special Subordinate Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Special Subordinate Voting Shares represented by the original certificate which are not converted.

(c)

Mandatory Conversion. Notwithstanding anything contained herein to the contrary, the Company may require each holder of Special Subordinate Voting Shares to convert all, and not less than all, of the Special Subordinate Voting Shares at the applicable Special Conversion Ratio (a “Special Mandatory Conversion”) if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of Special Subordinate Voting Shares):

(A)	the Company is no longer a “foreign private issuer” (as determined in accordance with Rule 3b-4 of the Exchange Act); or

(B)	the Board of Directors (or a committee thereof) determine that the Special Subordinate Voting Shares are no longer necessary or required.

(d)	Mechanics of Mandatory Conversion. Upon a Special Mandatory Conversion, the Company shall at its expense:

(A)

issue (or cause its transfer agent to issue) to each holder of Special Subordinate Voting Shares of record a Mandatory Conversion notice at least 20 days prior to the record date of the Mandatory Conversion, which shall specify therein, (i) the number of Subordinate Voting Shares into which the Special Subordinate Voting Shares are convertible; and (ii) the address of record for such holder;

(B)

on the record date of a Special Mandatory Conversion, issue (or cause its transfer agent to issue) each holder of record on the date of the Mandatory Conversion certificates representing the number of Subordinate Voting Shares into which the Special Subordinate Voting Shares are so converted and each certificate representing the Special Subordinate Voting Shares shall be null and void; and

(C)

remove or cause the removal of such holder from the register of holders in respect of the Special Subordinate Voting Shares, add such holder to the register of holders in respect of the resulting Subordinate Voting Shares.

(e)

Effect of Conversion. All Special Subordinate Voting Shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion except only the right of the holders thereof to receive Subordinate Voting Shares.

(9)

Redemption Rights. The Company has the right to redeem all or some of the Special Subordinate Voting Shares from any holder thereof at any time by providing two (2) days prior written notice (the “Redemption Notice”) to such holder for either: (i) cash, at a price per Special Subordinate Voting Share equal to the Special Conversion Ratio (as may be adjusted in accordance with this Article 30) multiplied by the average volume weighted average trading price of the Subordinate Voting Shares on the CSE (or such other stock exchange or quotation system the Subordinate Voting Shares are then principally listed or quoted) for the ten (10) trading days immediately prior to the date of the Redemption Notice (a “Cash Redemption”); or (ii) Subordinate Voting Shares at the Special Conversion Ratio, as may be adjusted in accordance with this Article 30 (a “Share Redemption”). The Company need not redeem Special Subordinate Voting Shares on a pro-rata basis among the holders of Special Subordinate Voting Shares. Holders of Special Subordinate Voting Shares to be redeemed by the Company shall surrender the certificate(s) representing such Special Subordinate Voting Shares to the Company at its records office duly assigned or endorsed for transfer to the Company (or accompanied by duly executed share transfers relating thereto). Each surrendered certificate shall be cancelled, and the Company shall: (i) in the event of a Cash Redemption, make payment of the applicable redemption amount by certified cheque, bank draft or wire transfer to the registered holder of such certificate; or (ii) in the event of a Share Redemption issue and deliver to the registered holder, or, subject to payment by the registered holder of any stock transfer or other applicable taxes and compliance with any other reasonable requirements of the Company in respect of such transfer, in such name or names as such registered holder may direct in writing, a certificate or certificates for the number of Subordinate Voting Shares at the Special Conversion Ratio, as may be adjusted in accordance with this Article 30. In the event that less than all the Special Subordinate Voting Shares represented by a surrendered certificate are redeemed by the Company then a new certificate representing the unredeemed balance of Special Subordinate Voting Shares represented by such certificate shall be issued in the name of the applicable registered holder of the cancelled certificate. If on the applicable redemption date the redemption price is paid (or tendered for payment) in the case of a Cash Redemption or the Company issues (or cause its transfer agent to issue) Subordinate Voting Shares in the case of a Share Redemption, for any of the Special Subordinate Voting Shares to be redeemed then on such date all rights of the holder in the Special Subordinate Voting Shares so redeemed shall cease and such redeemed Special Subordinate Voting Shares shall no longer be deemed issued and outstanding, regardless of whether or not the holder of such Special Subordinate Voting Shares has delivered the certificate(s) representing such securities to the Company, and from and after such date the certificate(s) formerly representing the redeemed Special Subordinate Voting Shares shall evidence the only the right of the former holder of such Special Subordinate Voting Shares to receive the applicable redemption price to which such holder is entitled.

(10)

Adjustments for Distributions. In the event the Company shall declare a distribution to holders of Subordinate Voting Shares payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not otherwise causing adjustment to the Special Conversion Ratio (a “Special Distribution”), then, in each such case for the purpose of this Article 30.1(10), the holders of Special Subordinate Voting Shares shall be entitled to a proportionate share of any such Special Distribution as though they were the holders of the number of Subordinate Voting Shares into which their Special Subordinate Voting Shares are convertible as of the record date fixed for the determination of the holders of Subordinate Voting Shares entitled to receive such Special Distribution.

(11)

Recapitalizations; Stock Splits. If at any time or from time-to-time, the Company effects a Recapitalization, provisions shall be made so that the holders of Special Subordinate Voting Shares shall thereafter be entitled to receive, upon conversion or redemption of Special Subordinate Voting Shares, the number of Subordinate Voting Shares or other securities or property of the Company or otherwise, to which a holder of Subordinate Voting Shares deliverable upon conversion or redemption would have been entitled on such Recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Articles 30.1(8) and 30.1(8)(e) with respect to the rights of the holders of Special Subordinate Voting Shares after the Recapitalization to the end that the provisions of Articles 30.1(8) and 30.1(8)(e) (including adjustment of the Special Conversion Ratio then in effect and the number of Subordinate Voting Shares issuable upon conversion of Special Subordinate Voting Shares) shall be applicable after that event as nearly equivalent as may be practicable.

(12)

No Fractional Shares and Certificate as to Adjustments. No fractional Subordinate Voting Shares shall be issued upon the conversion or redemption (in the case of a Share Redemption) of any Special Subordinate Voting Shares and the number of Subordinate Voting Shares to be issued shall be rounded up or down to the nearest whole Subordinate Voting Share. Whether or not fractional Subordinate Voting Shares are issuable upon such conversion or redemption (in the case of a Share Redemption) shall be determined on the basis of the total number of Special Voting Shares of the holder being redeemed or converted into Subordinate Voting Shares and the number of Subordinate Voting Shares issuable upon such aggregate conversion or redemption (in the case of a Share Redemption).

(13)

Adjustment Notice. Upon the occurrence of each adjustment or readjustment of the Special Conversion Ratio pursuant to this Article 30, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Special Subordinate Voting Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Special Subordinate Voting Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Special Conversion Ratio for the Special Subordinate Voting Shares at the time in effect, and (C) the number of Subordinate Voting Shares and the amount, if any, of other property which at the time would be received upon the conversion or redemption of a Special Subordinate Voting Share.

(14)

Subdivision or Consolidation. The Special Subordinate Voting Shares may be subdivided or consolidated by resolution of the directors (or a committee thereof) without the simultaneous subdivision or consolidation of the Subordinate Voting Shares, the Proportionate Voting Shares and the Super Voting Shares in the same manner, provided that the Special Conversion Ratio is correspondingly adjusted and the Voting Rights of the Special Subordinate Voting Shares is correspondingly adjusted such that the aggregate number of votes held by all holders of Special Subordinate Voting Shares prior to subdivision or consolidation is equal to the aggregate number of votes held by all holders of Special Subordinate Voting Shares following the subdivision or consolidation.

(15)

Notices of Record Date. Except as otherwise provided under applicable law, in the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Special Subordinate Voting Shares, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(16)

Disputes. Any holder of Special Subordinate Voting Shares that beneficially owns more than 5% of the issued and outstanding Special Subordinate Voting Shares may submit a written dispute as to the determination of or the arithmetic calculation of the Special Conversion Ratio by the Company to the Board of Directors (or a committee thereof) with the basis for the disputed determinations or arithmetic calculations. The Company shall respond to the holder within five (5) Business Days of receipt, or deemed receipt, of the dispute notice with a written calculation of then the applicable Special Conversion Ratio. If the holder and the Company are unable to agree upon such determination or calculation of the Special Conversion Ratio, within five (5) Business Days of such response, then the Company and the holder shall, within one (1) Business Day thereafter submit the disputed arithmetic calculation of the Special Conversion Ratio to the Company’s independent, outside accountant. The Company, at the Company’s expense, shall cause the accountant to perform the determinations or calculations and notify the Company and the holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

30.2	Take-Over Bid.

In the event that a take-over bid is made for the Super Voting Shares or the Subordinate Voting Shares, the holders of Special Subordinate Voting Shares will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Special Subordinate Voting Shares or under any coattail trust or similar agreement, absent being permitted to convert such shares into Subordinate Voting Shares. Notwithstanding this, any take-over bid for solely the Super Voting Shares is unlikely given that by the terms of the Investment Agreement (as defined in 28.1(9)), upon any sale of Super Voting Shares to an unrelated third party purchaser, such Super Voting Shares will be redeemed by the Company for their issue price.